UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

897085106
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section under the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897085106

1.	Names of Reporting Persons H/2 Special Opportunities L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

	5.	Sole Voting Power	824,629 shares
Number of Shares
Beneficially Owned	6.	Shared Voting Power	12,101,822 shares (See Item 4)
by Each Reporting
Person with:	7.	Sole Dispositive Power	824,629 shares

	8.	Shared Dispositive Power	12,101,822 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,101,822 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amounts in Row (9) 100.0%*

12.	Type of Reporting Person (See Instructions)		PN

* Percentage calculated on the basis of 12,101,822 shares of Class A Common Stock that would have been outstanding on December 31, 2011, after giving effect to the conversion of the Preferred Stock to Class A Common Stock.

CUSIP No. 897085106

1.	Names of Reporting Persons H/2 Special Opportunities Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

	5.	Sole Voting Power	533,796 shares
Number of Shares
Beneficially Owned	6.	Shared Voting Power	12,101,822 shares (See Item 4)
by Each Reporting
Person with:	7.	Sole Dispositive Power	533,796 shares

	8.	Shared Dispositive Power	12,101,822 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,101,822 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amounts in Row (9) 100.0%*

12.	Type of Reporting Person (See Instructions)		CO

* Percentage calculated on the basis of 12,101,822 shares of Class A Common Stock that would have been outstanding on December 31, 2011, after giving effect to the conversion of the Preferred Stock to Class A Common Stock.

ITEM 1.	Issuer.

(a)	Name of Issuer: Tropicana Las Vegas Hotel and Casino, Inc.

(b)	Address of Issuer's Principal Executive Offices:

3801 Las Vegas Boulevard South
Las Vegas, NV 89109

ITEM 2.	Filing Person.

(a)	Name of Person Filing:

H/2 Special Opportunities L.P. ("H/2 LP") and H/2 Special Opportunities Ltd. ("H/2 SO")

(b)	Address of Principal Business Offices or, if none, Residence:

680 Washington Blvd., Seventh Floor Stamford, CT 06901

(c)	Citizenship: H/2 LP: Delaware; H/2 SO: Cayman Islands

(d)	Title of Class of Securities: Class A Common Stock ("Class A Common")

(e)	CUSIP Number: 897085106

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	___ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(F);

(f)	___ An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(G);

(h)	___ A savings association as defined as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (U.S.C. 801-3);

(j)	___ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the "Company") on May 28, 2010, all of the Company's stockholders are a party to that certain Stockholders' Agreement, dated as of July 1, 2009 (the "Stockholders' Agreement"), which contains certain agreements as to voting.  As a result, all of the Company's stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group.  However, except as otherwise noted, each of the Company's stockholders disclaims beneficial ownership of shares of the Company's capital stock not held directly by such stockholder.  The table below, which was provided to H/2 LP and H/2 SO by the Company, shows, as of December 31, 2011, the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders' Agreement) of all of the Company's stockholders of all outstanding shares of the Company's capital stock.  The outstanding shares of the Company's capital stock include Class A Common and Preferred Stock.  The table below also shows, as of December 31, 2011, the direct ownership of Class A Common assuming full conversion of all shares of Preferred Stock into Class A Common at an exchange ratio of 4:1 with the exception of the Series 3 Preferred Stock which converts at an exchange ratio of 6.6666:1. The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid.

	Class A Common		Preferred Stock (k)		Class A Common Assuming Full Conversion of Preferred Stock
	Shares	Percent	Shares	Percent	Shares	Percent
Trilliant Gaming Nevada Inc. (a)	3,043,419	66.4%	1,332,743	81.0%	9,129,280	75.4%
Wells Fargo & Company (b)	507,800	11.1	170,178	10.3	1,287,034	10.6
H/2 Special Opportunities L.P. (c)	294,672	6.4	115,320	7.0	824,629	6.8
Embassy & Co.	100,000	2.2	—	—	100,000	1.0
Aozora Bank Ltd.	110,000	2.4	—	—	110,000	1.0
DeBello Investors LLC (d)	50,629	1.1	18,286	1.1	135,016	1.1
Federal Deposit Insurance Community Bank of Nevada	100,000	2.2	—	—	100,000	1.0
Pacific Investment Management Company LLC (e)	100,000	2.2	—	—	100,000	1.0
Fidelity ADV Series I: Fidelity Advisors Floating Rate High Income Fund (f)	48,650	1.1	—	—	48,650	*
Deutsche Bank (g)	37,761	*	—	—	37,761	*
Newcastle CDO IX I Ltd.	30,000	*	—	—	30,000	*
Credit Suisse Candlewood Special Situations Fund LP	20,138	*	1,692	*	26,906	*
State Street Bank & Trust (h)	20,000	*	4,553	—	38,212	*
Atlantis Funding Ltd.	16,082	*	—	—	16,082	*
US Bank NA (i)	14,000	*	—	—	14,000	*
General Electric Pension Trust (j)	13,000	*	—	—	13,000	*
Booth & Co. Northern Trust	10,000	*	2,813	—	21,252	*
Ocean Trails CLO II	20,000	*	—	—	20,000	*
WG Horizons CLO I	10,000	*	—	—	10,000	*
Whitehorse V Ltd.	10,000	*	—	—	10,000	*
Prospero CLO II BV	8,000	*	—	—	8,000	*
Cumberland II CLO Ltd.	5,000	*	—	—	5,000	*

Lehman Commercial Paper Inc.	5,000	*	—	—	5,000	*
Judy A. Mencher	4,000	*	—	—	4,000	*
John Redmond	4,000	*	—	—	4,000	*
Michael Ribero	4,000	*	—	—	4,000	*
Total:	4,586,151	100.0%	1,645,585	100.0%	12,101,822	100.0%

Notes

*      Represents holding percentage of less than 1%.

(a)
Consists of shares held by Onex Armenco Gaming I LP (1,881,088 shares of Class A Common and 846,947 shares of Preferred Stock), Onex Armenco Gaming II LP (150,600 shares of Class A Common and 30,276 shares of Preferred Stock), Onex Armenco Gaming III LP (69,661 shares of Class A Common and 31,364 shares of Preferred Stock), Onex Armenco Gaming IV LP (44,725 shares of Class A Common and 20,138 shares of Preferred Stock), Onex Armenco Gaming V LP (69,661 shares of Class A Common and 31,364 shares of Preferred Stock), Onex Armenco Gaming VI LP (39,010 shares of Class A Common and 17,563 shares of Preferred Stock), Onex Armenco Gaming VII LP (30,848 shares of Class A Common and 13,888 shares of Preferred Stock), Onex Armenco Gaming IX LP (27,205 shares of Class A Common and 12,248 shares of Preferred Stock) and Onex Armenco Gaming X LP (660,960 shares of Class A Common and 297,591 shares of Preferred Stock) and Onex Armenco Gaming XI LP (69,661 shares of Class A Common and 31,364 shares of Preferred Stock). Trilliant Gaming is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming entities. Each of Mr. Alex Yemenidjian, the Company's Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of the Company's directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation. As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(b)
Consists of shares held by The Foothill Group, Inc. (502,800 shares of Class A Common and 167,703 shares of Preferred Stock), and shares held by various funds managed by Wells Capital Management (5,000 shares of Class A Common and 2,475 shares of Preferred Stock). Foothill is a wholly-owned subsidiary of Wells Fargo & Co., or Wells Fargo, a diversified financial services company. As a result, Wells Fargo may be deemed to have beneficial ownership of shares of our company held by Foothill. Wells Capital Management, a wholly-owned subsidiary of Wells Fargo, is a registered investment advisor and may be deemed to have beneficial ownership of shares of our company held by various funds managed by it due to it having voting and investment control over such shares. Wells Fargo disclaims beneficial ownership of shares of our company beneficially owned by Wells Capital Management. Except as described above, each of these entities disclaims beneficial ownership of shares held by any party other than itself.

(c)
Consists of 290,833 shares of Class A Common held directly by H/2 LP, 3,839 shares of Class A Common held directly by H/2 SO and 115,320 shares of Preferred Stock (consisting of 48,701 shares of Series 1 Preferred, 40,865 shares of Series 2 Preferred and 25,754 shares of Series 3 Preferred) held directly by H/2 SO.  H/2 SO is wholly owned by H/2 LP and, accordingly, all shares of the Company directly held by H/2 SO may be deemed to be beneficially owned by H/2 LP.  By virtue of his status as the managing member of H/2 SOGP LLC ("H/2 GP"), which is the general partner of H/2 LP, Spencer Haber may be deemed to be the beneficial owner of the shares of the Company held directly by H/2 SO and H/2 LP, which shares may also be deemed to be beneficially owned by H/2 GP.

(d)
Wexford Capital LP is the manager of Debello LLC and, as a result, may be deemed to have beneficial ownership of the securities held by Debello. Further, Wexford GP LLC, as the general partner of Wexford Capital LP, and each of Charles E. Davidson and Joseph M. Jacobs, as controlling persons of Wexford GP LLC, may also be deemed to have beneficial ownership of the securities held by Debello. Wexford Capital LP, Wexford GP and Messrs. Davidson and Jacobs share the power to vote and dispose of the interests in the securities beneficially owned by Debello. Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the securities owned by Debello except, in the case of Messrs. Davidson and Jacobs, to the extent of their interests in the members of Debello LLC.

(e)
Consists of shares of Class A Common held by Mayport CLO, Ltd. (10,000 shares), Pimco Floating Income Fund (50,000 shares), Pimco Cayman Bank Loan Fund (10,000 shares), Portolo CLO Ltd. (20,000 shares) and Southport CLO Ltd. (10,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(f)
Fidelity Advisor Series I: Fidelity Advisor Floating Rate High Income Fund ("Fidelity Advisor Series I") is an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Series I is the record owner of the shares reported but has reported that it does not have a pecuniary interest in such shares.

(g)
Consists of shares of Class A Common held by Bridgeport CLO Ltd. (6,323 shares), Burr Ridge CLO Plus Ltd. (3,823 shares), Forest Creek CLO Ltd. (3,823 shares), Genesis CLO 2007-1 Ltd. (3,500 shares), Long Grove CLO Ltd. (5,000 shares), Market Square CLO Ltd. (3,823 shares), Marquette Park CLO Ltd. (3,823 shares), Rosemont CLO Ltd. (3,823 shares) and Schiller Park CLO Ltd. (3,823 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(h)
Consists of shares of Class A Common and Preferred Stock held by Deckship & Co. (7,500 shares Class A Common Stock and 2,110 shares of Preferred Stock), Wateredge & Co. (7,500 shares of Class A Common Stock and 1,270 shares of Preferred Stock), Blazerman & Co. (5,000 shares of Class A Common Stock and 333 shares of Preferred Stock), Cruiselake & Co. (840 shares of Preferred Stock).  Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(i)
Consists of shares of Class A Common held by Veritas CLO I Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(j)
GE Capital Debt Advisors ("GECDA") is an investment manager of General Electric Pension Trust ("GEPT"). GECDA shares voting and dispositive power over the shares reported and may be deemed to be the beneficial owner of such shares, though GEPT has a 100% pecuniary interest in the shares reported.

(k)
Assuming that the accrued but unpaid dividends on the Preferred Stock were not paid in cash prior to the conversion of shares of Preferred Stock, as of December 31, 2011, H/2 LP believes that the conversion ratio for the Series 1 Preferred Stock would have been approximately 5.33:1, the conversion ratio for the Series 2 Preferred Stock would have been approximately 5.10:1, and the conversion ratio for the Series 3 Preferred Stock would have been approximately 7.22:1.

____________________________________________________________________________________

(a)	Amount beneficially owned:		12,101,822 shares (see above)

(b)	Percentage of Class:		100.0%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	824,629 shares (see footnote (c) above)
	(ii)	Shared power to vote or to direct the vote:	12,101,822 shares (see above)
	(iii)	Sole power to dispose or to direct the disposition of:	824,629 shares (see footnote (c) above)
	(iv)	Shared power to dispose or to direct the disposition of:	12,101,822 shares (see above)

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ( ).

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

H/2 SPECIAL OPPORTUNITIES L.P.

By:	H/2 SOGP LLC, its general partner

By:	/s/ Spencer Haber
	Name:	Spencer Haber
	Title:	Managing Member

H/2 SPECIAL OPPORTUNITIES LTD.

By:	/s/ Spencer Haber
	Name:	Spencer Haber
	Title:	Director